SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

SODASTREAM INTERNATIONAL LTD.
(Name of Issuer)

Ordinary Shares, par value NIS 0.645 per share
(Title of Class of Securities)

M9068E105
(CUSIP Number)

February 20, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M9068E105

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Clal Insurance Enterprises Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,026,855 Ordinary Shares *
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,026,855 Ordinary Shares *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,026,855 Ordinary Shares *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0%**
12.	Type of Reporting Person: CO

*See Item 4.
** Based on 20,407,210 Ordinary Shares outstanding as of November 8, 2012 (as reported in the Issuer’s Form 6-K/A filed with the Securities and Exchange Commission (the "SEC") on November 23, 2012).

Page 2 of 11 pages

CUSIP NO. M9068E105

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). IDB Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,026,855 Ordinary Shares *
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,026,855 Ordinary Shares *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,026,855 Ordinary Shares *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0%**
12.	Type of Reporting Person: CO

*See Item 4.
** Based on 20,407,210 Ordinary Shares outstanding as of November 8, 2012 (as reported in the Issuer’s Form 6-K/A filed with the SEC on November 23, 2012).

Page 3 of 11 pages

CUSIP NO. M9068E105

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). IDB Holding Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,026,855 Ordinary Shares *
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,026,855 Ordinary Shares *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,026,855 Ordinary Shares *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0%**
12.	Type of Reporting Person: CO

*See Item 4.
** Based on 20,407,210 Ordinary Shares outstanding as of November 8, 2012 (as reported in the Issuer’s Form 6-K/A filed with the SEC on November 23, 2012).

Page 4 of 11 pages

CUSIP NO. M9068E105

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Nochi Dankner
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,026,855 Ordinary Shares *
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,026,855 Ordinary Shares *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,026,855 Ordinary Shares *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0%**
12.	Type of Reporting Person: IN

*See Item 4.
** Based on 20,407,210 Ordinary Shares outstanding as of November 8, 2012 (as reported in the Issuer’s Form 6-K/A filed with the SEC on November 23, 2012).

Page 5 of 11 pages

CUSIP NO. M9068E105

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Shelly Bergman
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,026,855 Ordinary Shares *
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,026,855 Ordinary Shares *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,026,855 Ordinary Shares *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0%**
12.	Type of Reporting Person: IN

*See Item 4.
** Based on 20,407,210 Ordinary Shares outstanding as of November 8, 2012 (as reported in the Issuer’s Form 6-K/A filed with the SEC on November 23, 2012).

Page 6 of 11 pages

CUSIP NO. M9068E105

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Ruth Manor
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,026,855 Ordinary Shares *
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,026,855 Ordinary Shares *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,026,855 Ordinary Shares *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0%**
12.	Type of Reporting Person: IN

*See Item 4.
** Based on 20,407,210 Ordinary Shares outstanding as of November 8, 2012 (as reported in the Issuer’s Form 6-K/A filed with the SEC on November 23, 2012).

Page 7 of 11 pages

CUSIP NO. M9068E105

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Avraham Livnat
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,026,855 Ordinary Shares *
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,026,855 Ordinary Shares *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,026,855 Ordinary Shares *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 5.0%**
12.	Type of Reporting Person: IN

*See Item 4.
** Based on 20,407,210 Ordinary Shares outstanding as of November 8, 2012 (as reported in the Issuer’s Form 6-K/A filed with the SEC on November 23, 2012).

Page 8 of 11 pages

Item 1.

(a)	Name of Issuer: SODASTREAM INTERNATIONAL LTD. (the "Issuer").

(b)	Address of Issuer’s Principal Executive Offices: Gilboa Street, Airport City, Ben Gurion Airport 70100, Israel

Item 2.

(a)	Name of Person Filing:

This Statement is filed by:

(1) Clal Insurance Enterprises Holdings Ltd.
(2) IDB Development Corporation Ltd.
(3) IDB Holding Corporation Ltd.
(4) Mr. Nochi Dankner
(5) Mrs. Shelly Bergman
(6) Mrs. Ruth Manor and
(7) Mr. Avraham Livnat

The foregoing entities and individuals are collectively referred to as the "Reporting Persons" in this Statement.

(1)           Clal Insurance Enterprises Holdings Ltd., an Israeli public corporation ("Clal") may be deemed to beneficially own the Ordinary Shares reported in this Statement (the "Issuer Shares").  See Item 4.

(2)           Clal is a majority owned subsidiary of IDB Development Corporation Ltd., an Israeli private corporation ("IDB Development"). By reason of IDB Development’s control of Clal, IDB Development may be deemed to be the beneficial owner of, and to share the power to vote and dispose of, the Issuer Shares owned beneficially by Clal. See Item 4.

(3)           IDB Development is a wholly owned subsidiary of IDB Holding Corporation Ltd., an Israeli public corporation ("IDB Holding"). By reason of IDB Holding’s control (through IDB Development) of Clal, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of, the Issuer Shares owned beneficially by Clal. See Item 4.

(4)           Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat may, by reason of their interests in, and relationships among them with respect to, IDB Holding, be deemed to control the corporations referred to in paragraphs (1) - (3) above.By reason of the control of IDB Holding by Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, and the relations among them, Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat may each be deemed beneficial owner of, and to share the power to vote and dispose of, the Issuer Shares owned beneficially by Clal. See Item 4.

(b)	Address of Principal Business Offices or, if none, Residence:

Clal Insurance Enterprises Holdings Ltd.  – 48 Menachem Begin Street, Tel-Aviv 66180, Israel

IDB Development Corporation Ltd.  -  The Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel

IDB Holding Corporation Ltd.  -  The Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel.

Mr. Nochi Dankner  -  The Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel.

Mrs. Shelly Bergman  -  9 Hamishmar Ha'Ezrachi Street, Afeka, Tel Aviv 69697, Israel.

Mrs. Ruth Manor  -  26 Hagderot Street, Savyon 56526, Israel.

Mr. Avraham Livnat  -  Taavura Junction, Ramle 72102, Israel.

Page 9 of 11 pages

(c)	Citizenship:

Citizenship or place of organization of all Reporting Persons, as the case may be, is Israel.

(d)	Title of Class of Securities:

Ordinary Shares, par value NIS 0.645 per share (the "Ordinary Shares").

(e)	CUSIP Number: M9068E105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

All of the 1,026,855 Ordinary Shares reported in this Statement as beneficially owned by Clal are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Consequently, this Statement shall not be construed as an admission by the Reporting Persons that they are the beneficial owners of any of the Ordinary Shares covered by this Statement.

Except as set forth above, see items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 10 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 4, 2013

CLAL INSURANCE ENTERPRISES HOLDINGS LTD.
IDB DEVELOPMENT CORPORATION LTD.
IDB HOLDING CORPORATION LTD.
NOCHI DANKNER
SHELLY BERGMAN
RUTH MANOR
AVRAHAM LIVNAT

BY: CLAL INSURANCE ENTERPRISES HOLDINGS LTD.

BY: /s/ Ronit Zalman Malach    /s/ Moshe Ernest
Ronit Zalman Malach and Moshe Ernest, authorized signatories of CLAL INSURANCE ENTERPRISES HOLDINGS LTD., for itself and on behalf of IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to an agreement annexed as Exhibit 1 to this Schedule 13G.

Page 11 of 11 pages